UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GEN DIGITAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

668771108

(CUSIP Number)

Damian Beaven

R2G a.s.

Martinický palác

Hradčanské náměstí 67/8

118 00 Praha 1

+420 731 992 273

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ilan Katz
Dentons US LLP

1221 Avenue of the Americas
New York, NY 10020

(212) 632-5556

September 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 668771108

1.	Name of Reporting Person Pavel Baudiš
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Czech Republic

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,816,185
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,816,185
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,816,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gen Digital, Inc. (formerly known as NortonLifeLock, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona, 85281.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Pavel Baudiš (the “Reporting Person”) who owns the Common Stock through PaBa Software, s.r.o. (“PaBa Software”), a Czech limited liability company whose principal business is investing in securities. PaBa Software holds the 49,816,185 shares of common stock of Gen Digital, Inc. on behalf of Pavel Baudiš, the sole owner of PaBa Software. The principal office address of PaBa Software and business address of Pavel Baudiš are located at Brabcova 1159/2, 147 00 Prague 4, Czech Republic.

The Reporting Person currently serves as a non-executive member of the board of directors of the Issuer.

The Reporting Person has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the Czech Republic.

Item 3. Source and Amount of Funds or Other Consideration

On August 10, 2021, the Issuer announced a transaction under which the Issuer intended to acquire the entire issued and to be issued ordinary share capital of Avast plc (“Avast”), a public company incorporated in England and Wales and a global leader of digital security and privacy headquartered in Prague, Czech Republic (the “Merger”).

The Merger was implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”). Under the terms of the Merger and consistent with the Scheme, Avast shareholders were entitled to elect to receive, for each ordinary share of Avast held, in respect of their entire holding of Avast shares, either: (i) $7.61 in cash and 0.0302 of a new share of the Issuer’s Common Stock; or (ii) $2.37 in cash and 0.1937 of a new share of the Issuer’s Common Stock (the “Majority Stock Option”).

Each director of Avast who held Avast shares elected for the Majority Stock Option in respect to their entire beneficial holdings of Avast shares. The Reporting Person was a founder and member of the board of directors of Avast.

The Merger was approved by the Issuer’s board of directors and shareholders, Avast’s board of directors and shareholders, and regulators including the Federal Trade Commission under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, and, in Europe, the German Federal Cartel Office, the Spanish National Markets and Competition Commission, and the UK Competition and Markets Authority.

On September 12, 2022, the Issuer closed the Merger with the issuance of 94,201,223 shares of the Issuer’s Common Stock to Avast shareholders and cash consideration of $6,910 million, which included repayment of Avast’s outstanding debt.

In connection with the Merger, effective November 7, 2022, the Issuer changed its corporate name from NortonLifeLock, Inc. to Gen Digital, Inc. The Issuer became dual headquartered in Tempe, Arizona and Prague, Czech Republic. However, the Issuer’s principal executive offices remain in Tempe, Arizona.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

In connection with the Merger, the Reporting Person acquired the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person for investment purposes. The Reporting Person does not currently have any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock.

Consistent with the Reporting Person’s investment purpose and other factors, including, without limitation, prevailing market conditions, other investment opportunities, and liquidity requirements, the Reporting Person may, from time to time and in conformance with all relevant legal and/or contractual restrictions, directly or indirectly, acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders, or beneficiaries, as applicable).

In addition, the Reporting Person may engage in communications with one or more other shareholders of the Issuer, one or more officers of the Issuer or one or more members of the board of directors of Issuer, as well as one or more representatives of the Issuer regarding the Issuer, including, but not limited, to its operations. The Reporting Person may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Person does not currently have any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider the Reporting Person’s position, change the Reporting Person’s purpose, or formulate plans or proposals with respect thereto.

As stated above, the Reporting Person serves as a member of the Issuer’s board of directors, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 are incorporated by reference in its entirety into this Item 5.

The following disclosure assumes that there are 640,770,648 shares of Common Stock outstanding, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2023.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to beneficially own 49,816,185 shares of Common Stock, representing approximately 7.8% of Common Stock outstanding.

The Reporting Person has not effected any transactions in Common Stock during the past 60 days.

No one other than the Reporting Person (whether acting in his individual capacity or corporate capacity as the sole owner of PaBa Software as described in Footnote 1 to this Schedule 13D) has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person as described in Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Merger, the Reporting Person was appointed to the Issuer’s board of directors as a non-executive member.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2023

/s/ Pavel Baudiš
Pavel Baudiš, signed in his individual capacity and in his capacity as Executive of PaBa Software, s.r.o.

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